SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

MATERIAL FACT

TARIFF ADJUSTMENT

Pursuant to CVM Instruction #358, dated January 3, 2002, COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP hereby announces that, in accordance with article 28 of the Tariff System Regulation approved by State Decree #41,446, dated December 16, 1996, tariffs of water supply and sewage collection services will be adjusted using the formula below:

IRT =	(VPA x IrA) + (VPB x IrB)

R

Where:

IRT =	Tariff Adjustment Index

VPA =
Amount A: corresponds to the values recorded between July 2006 and June 2007, related to costs and expenses with: electric power; treatment supplies; federal taxes and fees – including CPMF – Contribuição Provisória sobre Movimentação Financeira (Temporary Contribution on Financial Transactions) and the Cofins/Pasep taxes on revenues; state and municipal taxes and fees;

IrA =
Adjustment Index for Amount A: corresponds to the annual variation of the following ratio: Amount A values, accumulated between July 2006 and June 2007, divided by the accumulated billed volume in the same period, in relation to the ratio calculated between the Amount A values, accumulated between July 2005 and June 2006, divided by the accumulated billed volume in the same period;

VPB =	Amount B: obtained by the difference between Gross Operating Revenues, accumulated between July 2006 and June 2007, and the Amount A for the same period;

IrB =
Adjustment Index for Amount B: corresponds to the IPCA Index (Brazilian Wide Ranging Consumer Price Index, published by IBGE - Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics)), accumulated between August 2006 and July 2007;

R =
Gross Operating Revenues: corresponds to the values recorded between July 2006 and June 2007, originated from direct and indirect operating revenues related to water supply and sewage collection services;

One should consider SABESP’s official information as data source for the tariff adjustment calculation, in particular the Financial Statements periodically issued (i.e. DFP – Demonstrações Financeiras Padronizadas (“Standard Financial Statements according to the Brazilian Corporate Law“) and ITR – Informações Trimestrais (“Quarterly Financial Information according to the Brazilian Corporate Law”)).

The result of the adjustment formula implies in an adjustment of 4.12% (four point twelve percent) of the water supply and sewage collection tariffs, except for water supply and sewage collection tariffs for consumptions larger than 20m3 of the non-residential use categories which will be adjusted according to the IPCA Index (Brazilian Wide Ranging Consumer Price Index, published by IBGE - Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics)), accumulated between August 2006 and July 2007, at 3.74% (three point seventy four percent).

Aligned with the national guidelines for basic sanitation, specially concerning article 39 of Law #11,445/07, as of the 2007 tariff adjustment, Companhia de Saneamento Básico do Estado de São Paulo – SABESP starts disclosing the adjusted tariffs thirty (30) days before their effectiveness, so that the adjusted tariffs will be effective as of September 10, 2007.

The details about the application of the adjustment containing the tariffs for the water supply and sewage collection services will be made available on Sabesp’s website, www.sabesp.com.br, as well as in all the customer service offices, and, in the Official Gazette of the State of São Paulo.

São Paulo, August 11, 2007.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 13, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.